Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Neurotrope, Inc. on Form S-3 (Nos. 333-237745, 333-217089, 333-215159 and 333-208502) and Form S-8 (Nos. 333-233464, 333-222274, 333-222273 and 333-200310) of our report dated May 16, 2020, on our audit of the consolidated financial statements of Metuchen Pharmaceuticals, LLC and Subsidiaries as of December 31, 2019 (Successor) and 2018 (Successor) and for the year ended December 31, 2019 (Successor), and each of the periods December 10, 2018 through December 31, 2018 (Successor), and January 1, 2018 through December 9, 2018 (Predecessor), which report is included in this Current Report on Form 8-K to be filed on or about May 17, 2020. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

May 17, 2020